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                                 EXHIBIT (a)(9)

FOR IMMEDIATE RELEASE

Contact:          Robert A. Livingston
                  Dover Technologies International, Inc.
                  (607) 773-2290

                     DOVER TECHNOLOGIES INTERNATIONAL, INC.
                       COMPLETES TENDER OFFER FOR SHARES
                            OF VITRONICS CORPORATION

         Binghamton, New York, October 7, 1997 -- Dover Technologies International, Inc., a subsidiary of Dover Corporation (NYSE:DOV) announced today that its subsidiary DTI Intermediate, Inc., has accepted for payment and will purchase, as soon as practicable, all shares of Vitronics Corporation (AMEX:VTC) common stock tendered pursuant to DTI Intermediate, Inc.'s tender offer for all outstanding shares of common stock of Vitronics Corporation. The tender offer expired as scheduled at 12:00 midnight, New York City time, October 6, 1997.

         Dover Technologies International, Inc. said that approximately 7,935,940 shares of Vitronics Corporation common stock had been tendered in the tender offer, which constitutes 80.5% of the outstanding Vitronics Corporation common stock. Dover Technologies International, Inc. further stated that the planned merger of Vitronics Corporation and DTI Intermediate, Inc. would be consummated as soon as practicable, which Dover Technologies anticipates will be in November, 1997.